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                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                            Date:  July 17, 2000

This filing contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this filing address the following subjects: expected date of closing of the merger; future financial and operating results; timing and benefits of the merger; and the proposed disposition of Seagram's spirits, wine and beverages business.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed strategic business combination referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram on June 20, 2000.

                             * * * * * * * * * *

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         THE FOLLOWING ARE CERTAIN REMARKS MADE BY EDGAR BRONFMAN, JR.,
       PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE SEAGRAM COMPANY LTD.,
                     TO EMPLOYEES OF THE SEAGRAM SPIRITS AND
                  WINE GROUP AND DISSEMINATED OVER THE INTRANET
                           OF THE SEAGRAM COMPANY LTD.


CEO'S DIFFICULT DECISION AND PERSONAL OVERSIGHT OF SALE

"CEOs are not allowed to be sentimental in this world, and it is ultimately a CEO's responsibility to do what he or she believes is the right thing for their shareholders. And then to do the right thing in the right way for all the stakeholders in the company, including employees. So I also wanted you to know in leading off this discussion -- just to get this out of the way, for better or worse, I guess -- I will be personally directing what happens to The Seagram Spirits And Wine Group, and I will take personal responsibility for doing that to the extent that I possibly can."

RATIONALE FOR VIVENDI UNIVERSAL

"And to me, control is valuable when it creates value. It's not valuable when it is either not creating value or in a sense, over the long term, is mitigating value. And so, we came to this very difficult conclusion, which is that we needed to move on; that after 75 or so years of ownership of this business, that our shareholders were no longer advantaged by us continuing to hold the business in the way we were holding it. And that all of our assets -- our entertainment assets clearly more urgently -- but all of our assets, in time, needed to be housed in broader, stronger, better financed, and better designed companies to be able to deliver against the consumer model more effectively, more efficiently, more competitively, and more profitably."

CURRENT PERFORMANCE OF SPIRITS AND WINE BUSINESS

"In a sense, what makes this even more difficult for all of you, but certainly for my brother, for me, my father, my uncle, and even for other members of the family who have never really participated on a daily basis in the company, is that the spirits and wine business, which is really what brought us here in the first place and is so meaningful in an emotional sense as well as a business sense to each of us, is that you all are doing so well. If this were three or four years ago when things weren't going so well, it perhaps would have been an easier decision for us to say: `You know what? This business is not cooking. It is not growing. It's not delivering the kind of consumer initiatives that it needs to. We're going to move on.' It's even more difficult for us to do, and perhaps for you to understand, at a time when you all have worked so hard and done so well to turn the company around, to turn the brands around. And as marketers, to get behind those brands and make them relevant and interesting to consumers around the world."

IMPORTANCE OF ONGOING PERFORMANCE, BRANDS AND PEOPLE

"And also to ask for your cooperation and your support as we go forward, because we love this business -- the spirits and wine business. I think that there's a way for the spirits and wine business to go forward in a way which will be better for some than for others for sure. It's not a perfect world, but better for more people than people might think. And that these brands, and particularly, you know I would say the people in the room, whoever buys this business, wherever this business goes, the one thing that they will be buying are the two things that any company has, that I've been saying for some time: brands and people."

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EMPLOYEE QUESTIONS AND ANSWERS

WHAT BESIDES MONEY WILL INFLUENCE YOUR DECISION ON THE SALE OF OUR SPIRITS AND WINE BUSINESS?

"I actually do believe, and certainly hope, that the two things that matter most to me, which is shareholder value and this organization, can both be advantaged in a combination or sale or disposition or whatever you want to call it. Let me just say, I do not believe and do not prefer that we try and split this company up -- which is to say, it is not my intention to sell this business brand by brand. I don't think that's smart. I don't think that will create shareholder value. I can't definitively tell you what any outcome will be because we're so early in the process. We don't know what's out there for sure. We have already some thoughts, but we don't know for sure what's out there, and therefore I can't make promises because this is a process that's going to go on over some period of months. But it is not our current intention in any way to try and sell this company brand by brand. So my goal, to be clear, is two- or three-fold. Essentially two-fold, which is: I've got to get the shareholder value. I've got to get, let's say, a fundamental base line. I believe we can do that and advantage the organization as much as possible. That's what I'm going to try and do."

WILL THE BRONFMAN FAMILY HAVE A CONTINUING INVOLVEMENT WITH THE SPIRITS AND WINE BUSINESS?

"There is a lot of interest from members of the family -- Edgar's family and Charles' family -- who care a lot about this business. And I'm not going to say specifically who each of them may be. Personally, I believe it is unlikely that either a sale of the spirits business to the family or a management buyout of the spirits and wine business is going to be a winning scenario. I don't believe that because I don't believe that either of those scenarios ultimately will deliver the shareholder value that some kind of strategic combination is more likely to do. But I certainly wouldn't rule it out. There certainly is interest in both of those outcomes, but I would consider them both somewhere between very long shots and very, very, very long shots. That being said, that does not mean that is the answer to your question. It means the answer could still be yes, which is that even in a combination, a strategic combination, there may well be interest in the family continuing to have a stake in whatever new company that company may be, and for family members to be involved."

IN THE POSSIBLE EVENT THAT THE MERGER DIDN'T GO THROUGH, IS OUR SPIRITS AND WINE BUSINESS STILL FOR SALE?

"I think it's highly unlikely that the merger will not go through. But I think what I would say to you is: yes. I think that the market badly wants the spirits and wine business and the entertainment assets separated. If the merger with Vivendi Universal doesn't go through, it may be that the form of the sale or the form of the separation between the two assets might be different than it might otherwise be and might also be subject to slightly different timing."

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WHAT IS THE TIMEFRAME FOR THE SALE OF SPIRITS AND WINE?

"From a shareholders' standpoint and from an employee's standpoint, it's important for me to try and get to an answer as quickly as possible. I don't think it's in anybody's interest to drag this along or wait six or eight or 10 months before we sort of make up our minds about what the best thing to do is. So I would like to get this done in a short number of months. It won't be one, because we just don't have the information together to get out and get responses and do all the work. But I think three months, which will probably take us into the end of September or something like that, is the right number to shoot for. I can't promise. It could even be less. It might be a bit more. But it's going to be as fast as possible, as fast as humanly possible, so that everybody here knows what the outcome is going to be as soon as we can get the information to you."

WHAT IS THE PROCESS FOR THE SALE OF OUR SPIRITS AND WINE BUSINESS AND WHO HAS FINAL GOVERNANCE?

"The process is: We are currently preparing a quote, unquote, "offering memorandum." You know it's interesting in trying to put this together, one of the things we've discovered is we obviously have to deliver to a buyer audited financial results. Well, we don't have audited financial results to disperse. We've never done that because the Corporate piece and Spirits and Wine have historically been so intertwined that we've actually never broken out Spirits and Wine as a completely separate operating business. So we have a lot of internal work to do. That's probably going to take us three-plus months. But my view is that we can probably come to an agreement with the buyer, making it based on audited financials to come, but I don't think we need necessarily to wait for audited financials. But there will be an offering memorandum probably in about a month's time. We will then get initial expressions of interest, specifically based on what they see from the offering memorandum. We'll go through a process of about four to six weeks. We then will narrow that down. And that's why I think four weeks to an offering memorandum, maybe six weeks to narrow a group, and maybe four weeks more. So about three months. Maybe a little bit longer than that, maybe a little bit shorter if there's some enormously preemptive approach. But that's kind of the process that we'll be following.

"And my goal is, and I've said this to Steve Kalagher, my goal is to have the spirits and wine group involved in this process. And I don't particularly want to have secrets or anything else. Understand two things. Number one: To the extent that the spirits and wine management group decides that it too wants to become a buyer, it has to go out of the room and be treated like every other buyer. And even if it's not and it's in the room, they've got to understand that at some level we're going to have to make a decision about what's best for shareholders and employees which might not be exactly the same decision that they would make. They're going to be our partners, but it is going to be the company that will ultimately make the decision."